                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             ____________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (Amendment No. 3)

                             J. Ray McDermott, S.A.
    -----------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  P 64658 10 0
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                         McDermott International, Inc.
  Attn:  S. Wayne Murphy, Senior Vice President, General Counsel and Corporate
      Secretary, 1450 Poydras Street, New Orleans, LA 70112 (504) 587-5300
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 7, 1999
    -----------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              (Page 1 of 7 Pages)

CUSIP NO.  P 64658 10 0              13D                      PAGE 2 OF 7 PAGES
-----------------------                                       -----------------


      1 NAMES OF REPORTING PERSONS
        I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        McDermott International, Inc.
        I.R.S. Employer Identification No. 72-0593134

      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)__ (b)__

      3 SEC USE ONLY

      4 SOURCE OF FUNDS*
        BK, WC

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                           [ ]

      6 CITIZENSHIP OR PLACE OF ORGANIZATION
        Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7 SOLE VOTING POWER
        24,668,2971

      8 SHARED VOTING POWER

      9 SOLE DISPOSITIVE POWER
        24,668,297

     10 SHARED DISPOSITIVE POWER

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        24,668,297

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              [ ]

     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.16%

     14 TYPE OF REPORTING PERSON*
        HC
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
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    /1/  In connection with the contribution by McDermott International, Inc.
("McDermott International") of its marine construction services business to the Issuer in 1995, the Issuer issued to McDermott International 24,668,297 shares of the Issuer's common stock and 3,200,000 shares of its Series A $2.25 Cumulative Convertible Preferred Stock. The Series A preferred stock is not registered under the Securities Exchange Act of 1934, as amended. Each share of Series A preferred stock has one vote per share, voting as a single class with the holders of Issuer's common stock, on all matters that are voted on by holders of shares of common stock. Each share of Series A preferred stock is, in certain circumstances, convertible into 1.794 shares of the Issuer's common stock.

Introduction

     This Amendment No. 3 to the Schedule 13D is being filed by McDermott International pursuant to Rule 13d-2 of the Exchange Act to amend the Schedule 13D originally filed by McDermott International on February 9, 1995 relating to the common stock of J. Ray McDermott, S.A, as previously amended by Amendment No. 1, filed on March 12, 1999, and Amendment No. 2, filed on April 22, 1999.

                               Page 3 of 7 Pages
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Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is amended and restated as follows:

          Pursuant to the Agreement and Plan of Merger dated as of May 7, 1999, between Issuer and McDermott International (the "Merger Agreement"), McDermott International will acquire all shares of the Issuer not already owned by McDermott International for $35.62 per share in cash or an aggregate of approximately $513 million. See Item 4 below.

          McDermott International expects that it will obtain funds to purchase all of the publicly held shares of the Issuer from cash on hand and from financing arrangements, which may include a new senior secured term loan facility in the amount of $525,000,000 (the "Facility"). McDermott International has received a Commitment Letter and related term sheet, dated May 7, 1999, from Citibank, N.A. ("Citibank") and Salomon Smith Barney, Inc. ("Salomon Smith Barney") pursuant to which Citibank has committed to provide McDermott International with the Facility.

          All borrowings under the Facility will mature no later than September 30, 1999. Under the Facility, Citibank will serve as administrative agent for a syndicate of lenders to be arranged by Salomon Smith Barney. Salomon Smith Barney will serve as the sole syndication agent. All or a portion of the Facility may be syndicated prior to the closing of the financing.


ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 is amended and restated as follows:

          On May 7, 1999, McDermott International and the Issuer executed the Merger Agreement, pursuant to which McDermott International will acquire all shares of the Issuer not already owned by McDermott International for $35.62 per share in cash.

          The Merger Agreement provides that McDermott International will make a tender offer for all shares of the Issuer's common stock at $35.62 per share in cash. Any such shares not purchased in the offer will be acquired for the same price in cash in a second-step merger. The tender offer will be subject to the condition that a


                               Page 4 of 7 Pages
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          majority of the publicly held shares are validly tendered pursuant to the offer, as well as other customary conditions.

          The Issuer currently has approximately 39 million shares outstanding.
          24.7 million shares (or 63% of the outstanding shares) are owned by McDermott International, and the remaining 14.4 million are publicly held.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended to include the following:

          1. Joint Press Release dated May 7, 1999 of McDermott International, Inc. and J. Ray McDermott, S.A.

          2. Agreement and Plan of Merger dated as of May 7, 1999 between J. Ray McDermott, S.A. and McDermott International, Inc.

          3. Commitment Letter dated May 7, 1999 among McDermott International, Inc., Citibank, N.A., and Salomon Smith Barney, Inc.


                               Page 5 of 7 Pages
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 1999                    McDERMOTT INTERNATIONAL, INC



                                         By: /s/ DANIEL R. GAUBERT
                                            -------------------------------
                                            Daniel R. Gaubert
                                            Senior Vice President and Chief
                                            Financial Officer

                               Page 6 of 7 Pages
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                                INDEX TO EXHIBITS


Exhibit No.        Description
-----------        -----------

1.   Joint Press Release dated May 7, 1999 of McDermott International, Inc. and
     J. Ray McDermott, S.A.

2. Agreement and Plan of Merger dated as of May 7, 1999 between J. Ray McDermott, S.A. and McDermott International, Inc.

3. Commitment Letter dated May 7, 1999 among McDermott International, Inc., Citibank, N.A., and Salomon Smith Barney, Inc.


                               Page 7 of 7 Pages